UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

_________________________________________________________________
COLUMBUS McKINNON CORPORATION
(Exact name of Registrant as specified in its charter)
______________________________________________________________________________

New York	0-27618	16-0547600
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

140 JOHN JAMES AUDUBON PARKWAY
AMHERST, NEW YORK 14228

(Address of principal executive offices, including Zip Code)

Alan S. Korman
Vice President, General Counsel and Corporate Secretary
(716) 689-5532

(Name and telephone number, including area code,
of the person to contact in connection with this report.)

_____________________________________________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Columbus McKinnon Corporation evaluated its current product lines and determined that certain products we manufacture or contract to manufacture may contain tin, tungsten, tantalum and/or gold (3TG). The survey of our supplier determined that our supply chain is Conflict Free Undeterminable and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure
This Form SD of Columbus McKinnon Corporation (the "Company") is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2013. A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto, and is publicly available at www.cmworks.com under "Investor Relations."

Item 1.02 Exhibit
A copy of the Company's Conflict Minerals Report is filed as Exhibit 1.02 hereto.

Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
COLUMBUS McKINNON CORPORATION
(Registrant)

By: /s/ Alan S. Korman	June 2, 2014
Alan S. Korman	(Date)
Vice President, General Counsel and
Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this form SD